Exhibit 99.1

Mountain Province Diamonds Announces Approval and Closing of Financing Solutions

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Sept. 30, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTCQX: MPVD) is pleased to announce that at its special meeting of shareholders held on September 29, 2020 (the "Special Meeting") its shareholders approved two related party transactions that significantly strengthen the Company's financial position as it responds to the challenges posed by the COVID-19 pandemic.

At the Special Meeting, the disinterested shareholders approved the assignment (the "Assignment") from the existing lenders to Dermot Desmond, or a related company, of Mountain Province's indebtedness of US$25,000,000 under its senior secured revolving credit facility (the "Existing Credit Facility"). The Assignment closed on September 30, 2020 with the credit facility being assigned to Dunebridge Worldwide Ltd. ("Dunebridge"), a company controlled by Mr. Desmond.

In connection with the Assignment, certain amendments were made to the Existing Credit Facility, including, among other things, adjusting the interest rate to a fixed 5% per annum, payable monthly, and removing certain financial covenants under a one-year term. The effect of the Assignment is that Mr. Desmond has provided a refinancing and extension of the Company's existing US$25,000,000 credit facility. In connection with this refinancing, the Company paid Mr. Desmond a fee equal to 1% of the aggregate principal amount available under the facility.

The disinterested shareholders also approved at the Special Meeting an increase from US$50,000,000 to US$100,000,000 in the sales capacity under the existing diamond sales agreement between the Company, certain of its subsidiaries and Dunebridge (the "Sales Capacity Increase"). The Sales Capacity Increase gives the company the flexibility, should it need it, to sell its run of mine diamonds (below 10.8 carats) at prevailing market prices, and potentially share in the future upside if and when Dunebridge elects to sell the diamonds. The following table summarizes the voting results for the two motions (excluding any votes cast by "interested parties" as defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101")):

MOTIONS	NUMBER OF SHARES				% OF VOTES CAST
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON-VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Diamond Sales Agreement	61,119,875	1,714,062	0	0	0	97.27%	2.73%	0.00%
Loan Agreement	61,102,377	1,731,560	0	0	0	97.24%	2.76%	0.00%

Dunebridge is controlled by Dermot Desmond, an insider and related party of Mountain Province.  The Sales Capacity Increase and the Assignment (together the "Transactions") therefore each constitute a "related party transaction" within the meaning of MI 61-101. Mountain Province is relying on the exemption from the formal valuation requirement of MI 61-101 contained in Section 5.5(g) on the basis of financial hardship. The terms of the Transactions were unanimously approved by the independent members of Mountain Province's board of directors.

An ad hoc committee of independent directors of Mountain Province, all of whom are independent of management and Mr. Desmond (the "Independent Committee"), undertook a deliberate and full consideration of the Transactions and various alternatives and financing options available to Mountain Province and concluded that the Transactions are reasonable and represent the best options for Mountain Province in the circumstances, having regard to the best interests of Mountain Province and its stakeholders. The Independent Committee unanimously recommended the Transactions to the board of directors of the Company (the "Board"). The Board received the recommendations and findings of the Independent Committee and, Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transactions were discussed and not voting on the Transactions, unanimously found that the Company is in serious financial difficulty, that the Transactions are designed to improve the financial position of the Company, that Section 5.5(f) of National Instrument 61-101 is not applicable, and approved the Transactions.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2020/30/c9649.html

%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:58e 30-SEP-20